Exhibit 99.1

VEON’s transaction to sell 50% of Italy JV to CK Hutchison

receives final regulatory approval by the European

Commission

Amsterdam, 31 August 2018 - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading provider of connectivity and internet services for emerging markets, today announces that the sale of its 50% stake in Wind Tre to CK Hutchison Holdings Ltd. (“CK Hutchison”) has received approval from the European Commission (“EC”).

Under the terms of the approval, CK Hutchison will take over pre-existing commitments that were previously provided by both VEON and CK Hutchison upon the creation of Wind Tre in 2016.

The EC approval is the final authorization required for completion of the transaction. The required approvals of the Italian regulatory authorities have previously been obtained. VEON expects to complete the transaction by 7 September 2018.

Ursula Burns, Executive Chairman of VEON, said: “We welcome the European Commission’s approval of this transaction. The Wind Tre deal illustrates that VEON is executing on our new strategic priorities at pace. As well as simplifying our Group structure, this deal reinforces our emerging markets focus while crystallising value for shareholders, who can be confident that our dividend policy is underpinned by a strengthened balance sheet”.

About VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: http://www.veon.com.

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, the potential benefits to be derived from the transaction described above and the expected timing for completion of the transaction. The forward-looking statements included in this release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. Forward-looking statements involve risks and uncertainties, including, without limitation, the possibility that the expected benefits of the transaction may not materialize as expected or at all. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those express or implied by such forward-looking statements or assumptions. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended 31 December 2017 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

Contact information

Investor Relations

Richard James

ir@veon.com

Media and Public Relations

Maria Piskunenko

pr@veon.com